EXHIBIT 35.1

ANNUAL SERVICER’S COMPLIANCE CERTIFICATE

For the period of January 1, 2011 to December 31, 2011, the servicing of consumer finance receivables owned by BMW Vehicle Owner Trust 2010-A has been conducted by BMW Financial Services NA, LLC, in its capacity as servicer, in compliance with the servicing standards in all material respects, set forth in Articles IV and V of the Sale and Servicing Agreement dated March 1, 2010.  To the best of the undersigned’s knowledge, based on such review, the servicer has fulfilled all of its obligations under the agreement in all material respects throughout the reporting period.

Dated: March 28, 2012

By: BMW Financial Services NA, LLC
By: /s/ Joachim Hensel
Name: Joachim Hensel
Title: Chief Financial Officer